CENTRACAN, INC.
                         65 East 55th Street, 2nd Floor
                            New York, New York 10022


                                February 15, 2008

                       Securities and Exchange Commission
                                 Washington, DC

                  RE: Request for an AW (Amendment Withdrawal)


                      ACCESSION NUMBER 0001282695-08-000008
                                 CIK: 0001073101

                              File Date: 02/13/2008

                         Company: CENTRACAN INCORPORATED



Ladies and Gentlemen:

As requested by staff, and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the withdrawal of the filing made on February 13, 2008 as file type POS-AM under accession number
0001282695-08-000008. No securities were sold under this Amendment.

The reason for the withdrawal request is that the Amendment was filed using a "POS-AM " code instead of a "10-12G/A" code. The "10-12G/A" was filed on February 13, 2008 under the correct code (accession number
0001282695-08-000010). Based on the foregoing, we respectfully request that the POS-AM be withdrawn as soon as practicable.

Thank you very much for your assistance with this matter.



                                            Sincerely,

                                            /s/ Jerome Goubeaux
                                            ------------------------------
                                            Jerome Goubeaux, President